KeyCorp
127 Public Square Cleveland, OH 44114

June 28, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Cecilia Blye, Esq., Chief
Office of Global Security Risk

Re:	KeyCorp

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 27, 2012

File No. 1-11302

Dear Ms. Blye:

On behalf of KeyCorp, an Ohio corporation (“KeyCorp”), we are responding to the comments of the staff (the “staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 15, 2012, with respect to the above-referenced annual report on Form 10-K, filed by KeyCorp on February 27, 2012 (“Form 10-K”).

To facilitate the staff’s review, this letter includes the staff’s comment in italics followed by a response to the staff’s comment. Capitalized terms used in Form 10-K and used in the following responses without definition have the meanings specified in
Form 10-K.

General

1.	Please describe to us any developments in your dealings with OFAC concerning Iran since your letter to us dated July 28, 2009. As you know, Iran is identified by the State Department as a state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls. In this regard, describe to us the nature and extent of any past, current, and anticipated contacts with Iran, whether through direct or indirect arrangements, since your referenced letter. Include in your response a description of any direct or indirect fees or services you have provided or anticipate providing, directly or indirectly, to Iran, and any agreements, arrangements, or other contacts you have had, or intend to have, directly or indirectly, with the Iranian government or entities owned or controlled by that government.

KeyBank National Association (referred to hereafter as “KeyBank”), a subsidiary of KeyCorp, is a United States domestic commercial bank with its head office in Cleveland, Ohio. KeyBank’s operations and client base are focused primarily in the fourteen U.S. states where it has branch offices. It has very limited international operations overall, but engages in international trade finance predominantly for U.S. companies located in its operating areas that conduct business outside of the U.S. In addition, Key Equipment Finance International Inc., an indirect subsidiary of KeyBank, engages in international leasing transactions, predominantly in Europe.

Securities and Exchange Commission

June 28, 2012

You have requested an update on any developments we may have had in our dealings with OFAC since our letter to you dated July 28, 2009 (“Prior Letter”). Please note that while we have continued to work with OFAC, we are unaware of any existing direct or indirect arrangements with Iran and we do not anticipate any future contacts, agreements, or other arrangements with Iran, including the Iranian government or entities owned or controlled by that government. KeyCorp and its subsidiaries, including KeyBank and Key Equipment Finance International Inc., neither conduct business in Iran or with the Iranian government, nor do they plan to conduct business with Iran, the Iranian government or with persons normally resident in Iran.

As stated in our Prior Letter, given the location and demographics of KeyBank’s offices in the United States, from time to time, KeyBank may open and maintain accounts for Iranian citizens lawfully residing in the United States. This continues to be the result of the fact that KeyBank does business in some locations where Iranian citizens located in the United States reside, either with dual Iranian and U.S. citizenship or as green card holders.

In certain cases, such account holders who have opened accounts while lawfully residing in the United States may periodically travel to Iran after the account is opened. To the extent KeyBank learns that such account holders have relocated to Iran, we take steps to immediately restrict the account from further activity or block funds as required by the Iranian Transaction Regulations or other applicable sanction programs. In addition, KeyBank maintains a comprehensive OFAC screening process, which includes screening of new and existing customers, third-party beneficiaries of transactions, employees, and other ancillary parties to transactions, as well as transaction screening of wire transactions, leasing transactions, and other payments. Periodically, a customer may initiate a transaction that is intended for Iran or an Iranian bank. In such cases, KeyBank’s screening process is designed to stop such transaction prior to completion, allowing KeyBank to determine the appropriate action (i.e., restriction or blocking of the transaction). From time to time, we consult with OFAC regarding proper handling of these types of accounts and transactions to ensure compliance.

Generally, the situations described in our Prior Letter remain unchanged. Since the date of our Prior Letter, however, we have had further correspondence with OFAC regarding the situation described in paragraph (5) of that letter, the “Amended License.”

In our Prior Letter, we stated that on June 18, 2009, OFAC issued amended License No. NPW-356a to KeyBank, which provides authorization to KeyBank to make payment on the matured bankers’ acceptances. Subsequent to our Prior Letter, KeyBank proceeded to make the payments pursuant to License NPW-356a. One of the receiving banks returned such payment to KeyBank as a double payment; the other receiving bank kept the double payment. KeyBank requested authorization from OFAC to return the funds directly to the client, in the first instance, and to seek reimbursement of the double payment that was retained. As a result of such request, OFAC issued amended License No. NPW-356b, which authorized KeyBank to reimburse the client directly for the returned payment in the first instance as well as to seek reimbursement of the retained double payment in the second instance. KeyBank has reimbursed the client and requested the return of the duplicate payment. The License expires on September 30, 2012. No further action is required.

Securities and Exchange Commission

June 28, 2012

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In response to the staff’s request, KeyCorp has executed a written statement acknowledging the foregoing, which is attached hereto as Exhibit A.

We appreciate the efforts of the staff to assist KeyCorp in resolving the above comments. Please contact the undersigned at 216-689-0350 or Michelle Potter at 216-689-4202 if you have any questions regarding the responses set forth above.

Very Truly Yours,

/s/ Paul N. Harris
Paul N. Harris
Secretary and General Counsel

Cc:	Pradip Bhaumik, Special Counsel

Division of Corporate Finance

Exhibit A

In response to the request by the staff of the Commission in its comment letter to KeyCorp dated June 15, 2012, through execution of this Statement, KeyCorp hereby acknowledges the following: (i) KeyCorp is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) KeyCorp may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

KEYCORP

By:	/s/ Paul N. Harris
Paul N. Harris
Secretary and General Counsel

Dated: June 28, 2012